Exhibit 99.6

TMX, NYSE — HBM

2014 No. 36

Hudbay Releases Second Quarter 2014 Results

Summary

•                  Full year production and operating cost guidance remains unchanged with continued improvements in Lalor and 777 operating costs and Reed now producing at full capacity.

•                  Lalor mine construction now complete, on time and on budget. Main production shaft has been mechanically commissioned and hand over activities continue with ore and waste being skipped in July. The Snow Lake concentrator upgrade is substantially complete and being commissioned; production capacity to more than double to 2,700 tonnes per day.

•                  Constancia project approximately 85% complete at June 30, 2014; on track for first production during the fourth quarter of 2014.

•                  Executed agreement in connection with US$150 million, four-year Constancia standby credit facility.

•                  Subsequent to quarter end, Hudbay acquired control of Augusta Resource Corporation and its Rosemont copper project in Arizona.

•                  Semi-annual dividend of $0.01 per share declared.

Toronto, Ontario, July 30, 2014 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its second quarter 2014 financial results. In the second quarter of 2014, operating cash flow before change in non-cash working capital increased to $11.8 million from negative $10.7 million in the second quarter of 2013. Profit and earnings per share in the second quarter of 2014 were $0.3 million and nil, respectively, compared to a loss and loss per share of $52.7 million and $0.31 in the second quarter of 2013, respectively.

Cash flow from operations, net earnings and cash cost per pound of copper sold were negatively affected by a continued accumulation of unsold copper in concentrate and refined zinc (14% and 8%, respectively, of the quantity produced in the quarter) due to poor rail service availability following extreme winter conditions in early 2014 and recent flooding in Manitoba.  For the year to date, cash flow from operations, net earnings and cash costs per pound of copper sold were similarly negatively affected by unsold copper (22% of the quantity produced) and unsold precious metals (18% of the quantity produced). Steps have been taken to improve railcar availability, and assuming no other service disruptions, the excess copper concentrate and zinc metal inventories are expected to be drawn down over the balance of 2014, with the majority of the drawdown in the fourth quarter of 2014.

Year-to-date 2014 operating cash flow before change in non-cash working capital increased to $7.1 million from $1.6 million in the first half of 2013. Year-to-date 2014, the loss and loss per share were $27.0 million and $0.14, respectively, compared to a loss and loss per share of $50.8 million and $0.29, respectively.

Profit and earnings per share for the second quarter of 2014 were affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per Share ($/share)
Mark-to-market loss on metal price hedging	(6.5)	(4.7)	(0.02)
Gain on mark-to-market of embedded derivative related to long-term debt	2.1	2.1	0.01
Gain as a result of provisional pricing adjustments	2.6	1.6	0.01
Foreign currency translation gain	9.1	10.5	0.05
Augusta transaction costs	(2.2)	(2.2)	(0.01)
Impairments and mark-to-market adjustments related to junior mining investments	(0.3)	(0.3)	—
Impact on deferred taxes of certain Peru costs and change in discount rates on decommissioning and restoration liabilities	—	(4.4)	(0.02)

“The second quarter represented the beginning of our expected production, earnings and cash flow growth as we near the completion of the mine-building plan we laid out four years ago,” said David Garofalo, president and chief executive officer. “The successful acquisition of the Rosemont project provides Hudbay with another meaningful source of medium-term copper production growth, complementing our already sector-leading production increases expected over the next year.”

Hudbay’s board of directors has declared a semi-annual dividend in the amount of $0.01 per common share, payable on September 30, 2014 to shareholders of record on September 12, 2014.

Offer to Acquire Augusta

On July 16, 2014, Hudbay took up 116,233,761 outstanding common shares of Augusta (“Augusta Shares”) which, together with the Augusta Shares already owned by the company, represent approximately 92% of the issued and outstanding Augusta Shares. Hudbay also extended the expiry time of its offer until July 29, 2014. Prior to such expiration, the company took up and paid for an additional 6,100,762 Augusta Shares, bringing Hudbay’s total ownership to approximately 96% of the issued and outstanding Augusta Shares. Hudbay intends to acquire the Augusta Shares that were not tendered in a subsequent acquisition transaction.

Financial and Operating Results

Total revenue for the second quarter of 2014 was $139.3 million, $8.6 million higher than the same period in 2013, primarily as a result of higher copper sales volumes and higher metal prices offset by lower zinc, gold and silver sales volumes.

Current year-to-date revenue was $246.1 million, $4.4 million lower than the same period in 2013, mainly as a result of lower sales volumes.

Second quarter 2014 ore production at Hudbay’s Manitoba business unit was 23% higher than the prior year’s second quarter as a result of higher production volumes at Lalor and a full quarter of production at Reed. Operating costs per tonne of ore in the second quarter of 2014 at 777 were 3% lower, compared to the same period in 2013, primarily due to the reduction in the use of contractors. Operating costs per tonne of ore in the second quarter of 2014 at Lalor were 9% lower, compared to the same period in 2013 due to higher production volumes and the reduction of contract labour.

Operating costs per tonne of ore processed in the second quarter of 2014 at the Flin Flon concentrator were lower by 17% compared to the same period in 2013, due to the increased ore throughput from Reed. Unit operating costs per tonne of ore processed at the Snow Lake concentrator for the second quarter of 2014 were 10% higher than the second quarter of 2013 as a result of reduced ore throughput due to scheduled downtime.

Operating cash flow before stream deposit and change in non-cash working capital was $11.8 million for the second quarter of 2014, a $22.4 million increase compared with the same period in 2013, primarily as a result of higher copper sales volumes and higher realized prices.

Cash and cash equivalents decreased by $84.1 million from December 31, 2013 to $547.3 million as at June 30, 2014. This decrease was a result of $476 million of investments primarily at the Constancia project, and interest and dividend payments of $42 million, partly offset by net proceeds related to the January equity offering of $165 million, the receipt of the third deposit under the precious metals stream transaction with Silver Wheaton of US$125 million, net drawdowns of Hudbay’s equipment financing facility of $87 million, and $73 million of value added-tax refunds from the Peruvian government.

During the last six months of 2014, Hudbay anticipates making approximately $291 million in capital expenditures on the Constancia and Lalor projects, in addition to $209 million in accrued but unpaid expenditures on these projects as at June 30, 2014. Hudbay has total pro-forma available and committed liquidity of approximately $0.9 billion, including $547 million in cash and cash equivalents at June 30, 2014, US$135 million due from Silver Wheaton and US$150 million in availability under the Constancia credit facility. In addition, Hudbay intends to refinance the US$117 million in loans made to Augusta.

In June 2014, Hudbay entered into a previously announced US$150 million standby credit facility to provide financing for expenditures on the Constancia project, if required. The facility has a term of four years, with any drawdowns bearing interest at LIBOR + 3.50%. In addition, Hudbay entered into a long-term agreement for the sale of approximately 20% of the life of mine copper concentrate production from Constancia on standard market terms.

Constancia

At Hudbay’s 100% owned Constancia copper project in Peru, the project was approximately 85% complete on a proportion spent basis at the end of June 2014. Of the total project capital budget of US$1.7 billion, Hudbay has incurred approximately US$1.4 billion in costs to June 30, 2014 and entered into an additional US$0.2 billion in commitments.

Construction of the power transmission line from Tintaya to Constancia is complete and is expected to be commissioned shortly. The main substation at Constancia has already been energized using diesel power generation and plant commissioning activities have commenced.

Pre-stripping continues to advance well and first ore was placed on the run of mine pad in July. Final negotiations are in progress and the contract for concentrate transport is expected to be awarded in the third quarter of 2014. Mine support facilities are well advanced with the explosives magazine substantially complete and construction of the truck shop well advanced.

Construction activities continue to progress well. Commissioning activities have commenced on the primary crusher and coarse ore stockpile conveying systems. Major mechanical installation is now complete in the grinding area, with work focused on piping and electrical installation. Tank and flotation cell leak testing has now commenced in the flotation and thickening area. Heavy civil works also continue to progress well in all areas and targeted water impoundment volumes for start-up have now been achieved.

The project remains on track for first production in late 2014 and commercial production in the second quarter of 2015.

Lalor

At Hudbay’s 100% owned Lalor project in Manitoba, of the total mine construction budget of $441 million, Hudbay has invested approximately $404 million and has entered into an additional $32 million in commitments to June 30, 2014. Hudbay has completed the underground mine project development. The company has also completed the new 6,000 tonne per day capacity (ore and waste) production shaft and mechanically commissioned it for hoisting as well as personnel transport.

Construction is complete on the 910 and 955 metre levels on the mine dewatering systems, rock breakers and the loadout systems. There is minor electrical work remaining that is expected to be completed in August 2014. Commissioning of the rockbreakers and loadout systems is complete and Hudbay will commission the main de-watering system after the remaining electrical work has been completed. The remaining committed funding is largely for the office/changehouse and surface exhaust fan installation. Hudbay expects the completion of the remaining surface construction to be completed in late 2014. Hudbay has substantially completed the refurbishment of the Snow Lake concentrator which will be commissioned to treat 2,700 tonnes per day, doubling its previous capacity.

An underground exploration drift at Lalor will be started in the third quarter of 2014 at an estimated cost of $3.1 million. The exploration drilling is intended to assist in the upgrading of inferred resources to a higher resource category and allow for an expanded program in 2015 to further test the down dip extension of the copper/gold zone.

Key Financial Results

	Three Months Ended June 30		Six Months Ended June 30
(In $ thousands except per share and cash cost amounts)	2014	2013	2014	2013
Revenue	139,329	130,659	246,108	250,540
Profit (loss) before tax	6,843	(39,883)	(17,296)	(31,960)
Basic and diluted earnings (loss) per share[1]	—	(0.31)	(0.14)	(0.29)
Profit (loss) for the period	252	(52,686)	(26,967)	(50,779)
Operating cash flow[2,3]	11,764	(10,659)	7,130	1,606
Operating cash flow per share[3]	0.06	(0.06)	0.04	0.01
Cash cost per pound of copper sold, net of by-product credits[3]	2.46	2.29	2.49	2.06

1Attributable to owners of the company.

2Before stream deposit and change in non-cash working capital.

3Refer to “Non-IFRS Financial Performance Measures” below.

(In $ thousands except per share and cash cost amounts)	June 30, 2014	December 31, 2013
Cash and cash equivalents	547,283	631,427
Total assets	4,380,291	3,843,986

Non-IFRS Financial Performance Measures

Operating cash flow per share and cash costs per pound of copper sold (“cash cost”) are included in this news release because the company believes that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash costs, they help investors assess the performance of the Company’s operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents Hudbay’s calculation of operating cash flow per share for the three and six months ended June 30, 2014 and June 30, 2013:

	Three Months Ended		Six Months Ended
(In $ thousands, except share and per share	June 30	June 30	June 30	June 30
amounts)	2014	2013	2014	2013
Operating cash flow before stream deposit and change in non-cash working capital	11,764	(10,659)	7,130	1,606
Weighted average shares outstanding	193,015,043	172,028,376	189,542,667	172,020,482
Operating cash flow per share	$0.06	$(0.06)	$0.04	$0.01

Cash cost per pound of copper sold

Cash cost per pound of copper sold is a non-IFRS measure that management uses as a key performance indicator to assess the performance of the company’s operations. Hudbay’s calculation designates copper as its primary metal of production as it is currently, and is expected to be, the largest component of revenues. The calculation is presented in two manners:

•                  Cash cost per pound of copper sold, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper sold, Hudbay’s primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of metal sales, and an increase in production of a by-product metal will tend to result in an increase in cash costs under this measure, regardless of the profitability of the increased by-product metal production.

•                  Cash cost per pound of copper sold, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of Hudbay. The economics that support Hudbay’s decision to produce and sell copper would be different if the company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure Hudbay’s operating performance versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost per pound of copper sold, net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The following table presents Hudbay’s calculation of gross cash cost per pound of copper sold and cash cost per pound of copper sold, net of by-product credits for the three and six months ended June 30, 2014 and 2013.

(In $ thousands, except dollar per pound amounts)	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013
By product credits:
Zinc	59,944	55,917	112,133	107,532
Gold	25,928	35,019	40,043	49,011
Silver	4,244	4,918	6,587	7,122
Other	1,262	1,005	2,246	2,380
Total by-product credits	91,378	96,859	161,009	166,045
Less: deferred revenue	(15,454)	(25,066)	(22,515)	(34,509)
Less: pre-production credits	(3,134)	(4,612)	(7,682)	(9,289)
Total by-product credits, net of pre-production credits	72,790	67,181	130,812	122,247

By-product credits, per net copper pound sold:
Zinc	3.45	3.85	3.98	3.46
Gold	1.49	2.41	1.42	1.58
Silver	0.24	0.34	0.23	0.23
Other	0.08	0.07	0.08	0.08
Total by-product credits	5.26	6.67	5.71	5.35
Less: deferred revenue	(0.89)	(1.73)	(0.80)	(1.11)
Less: pre-production credits	(0.18)	(0.32)	(0.27)	(0.30)
Total by-product credits, net of pre-production credits	4.19	4.62	4.64	3.94

Cash cost, before by-product credits	115,569	100,396	200,990	186,110
By-product credits, net of pre-production credits	(72,790)	(67,181)	(130,812)	(122,247)
Cash cost, net of by-product credits	42,779	33,215	70,178	63,863

Pounds of copper sold	18,444	14,942	30,656	32,184
Less: pre-production pounds of copper sold	(1,069)	(412)	(2,453)	(1,119)
Net pounds of copper sold	17,375	14,530	28,203	31,065

Cash cost per pound of copper sold, before by-product credits	6.65	6.91	7.13	5.99
By-product credits (per pound)	(4.19)	(4.62)	(4.64)	(3.93)
Cash cost per pound of copper sold, net of by-product credits	2.46	2.29	2.49	2.06

Reconciliation to IFRS:
Cash cost, net of by-product credits	42,779	33,215	70,178	63,863
By-product credits	91,378	96,859	161,009	166,045
Change in deferred revenues	(15,454)	(25,066)	(22,515)	(34,509)
Pre-production revenue	(3,134)	(4,612)	(7,682)	(9,289)
Treatment and refining charges	(8,781)	(4,713)	(13,836)	(9,664)
Share based payment	400	(81)	642	177
Adjustments related to zinc inventory write-downs (reversals)	(5,685)	—	(5,011)	—
Cost of sales — operating costs (excluding depreciation)	101,503	95,602	182,785	176,623

Cash cost after by-product credits in the second quarter of 2014 was $2.46/lb, compared to $2.29/lb for the same period in 2013. Cash cost before by-product credits in the second quarter of 2014 was $0.26/lb lower than that of the same period in 2013 due to lower cash operating costs per unit at 777, Lalor, and the Flin Flon concentrator.

Year-to-date cash cost after by-product credits was $2.49/lb, compared to $2.06/lb in 2013. The increase in cash cost before by-product credits of $1.14/lb is due primarily to the sale of relatively higher cost opening inventories and finished zinc produced from purchased concentrates during the first quarter in addition to higher prevailing year to date market rates for treatment, refining, and freight versus the comparative period.

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/HUDBQ2MDA2014.pdf

Financial Statements:

http://media3.marketwire.com/docs/HUDBQ2FS2014.pdf

Conference Call and Webcast

Date:	Thursday, July 31, 2014

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-849-1847 or 1-866-530-1554

Replay:	647-436-0148 or 1-888-203-1112

Replay Passcode:	7637739#

The conference call replay will be available until midnight (Eastern Time) on August 7, 2014. An archived audio webcast of the call also will be available on Hudbay’s website.

Qualified Persons

The technical and scientific information in this news release related to the Constancia project has been approved by Cashel Meagher, P. Geo, Hudbay’s Vice-President, South America. The technical and scientific information related to all other sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to National Instrument 43-101 — Standards of Disclosure for Mineral Projects. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for each of our material properties as filed on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward looking information includes, but is not limited to, statements with respect to the anticipated timing, mechanics, completion of the subsequent acquisition transaction to acquire the remaining shares of Augusta Resource Corporation (“Augusta”) the permitting, development and financing of Augusta’s Rosemont copper project (the “Rosemont project”), Hudbay’s objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects, production at Hudbay’s 777, Lalor and Reed mines and initial production from the Constancia project, continued processing at Hudbay’s Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, Hudbay’s ability to complete the development of Hudbay’s Lalor and Constancia projects and the anticipated scope and cost of any development plans for these projects, anticipated timing of Hudbay’s projects and events that may affect the company’s projects, including the anticipated issue of required licenses and permits, Hudbay’s expectation that it will receive the remaining deposit amount under its amended precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”)  and that additional funding will be available if needed under Hudbay’s standby credit facility for Constancia, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals Hudbay produces;

•                  no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•                  the supply and availability of reagents for Hudbay’s concentrators;

•                  the supply and availability of concentrate for Hudbay’s processing facilities for the company’s concentrate;

•                  the supply and the availability of third party processing facilities for Hudbay’s concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of Hudbay’s business and growth strategies, including the success of Hudbay’s strategic investments and initiatives;

•                  the availability of financing for Hudbay’s exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop Hudbay’s projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;

•                  Hudbay’s ability to secure required land rights to complete its Constancia project;

•                  maintaining good relations with the communities in which Hudbay operates, including the communities surrounding the Constancia project and First Nations communities surrounding the Lalor project and Reed mine;

•                  no significant unanticipated challenges with stakeholders at Hudbay’s various projects, including the company’s newly acquired Rosemont project;

•                  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•                  no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments;

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; and

•                  the timing and completion of a subsequent acquisition transaction in connection with Hudbay’s acquisition of Augusta.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the development of the Rosemont project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a subsequent acquisition transaction be undertaken in connection with Hudbay’s acquisition of Augusta, Augusta continuing as a majority-owned subsidiary of Hudbay should a subsequent acquisition transaction not be completed, the inaccuracy of Augusta’s public disclosure and representations in the support agreement upon which

Hudbay’s offer to acquire Augusta was predicated, the failure to obtain required approvals or clearances from government authorities on a timely basis, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond the company’s control), depletion of Hudbay’s reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with its pension and other post-retirement obligations, the company’s ability to abide by the covenants in Hudbay’s debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in this news release and Hudbay’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbayminerals.com